Mail Stop 4561

June 7, 2007

John Z. Ferguson
7660 Centurion Parkway
Jacksonville, FL 32256

      Re: a21 Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Form 10-QSB for Quarter Ended March 31, 2007
              File No. 000-51285

Dear Mr. Ferguson:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                        Sincerely,

                        Cicely LaMothe
                        Accounting Branch Chief